3-1-02

1045632

02012119

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Telesystem International Wireless Inc.

(Translation of registrant's name into English)

**1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TIW

FOR IMMEDIATE PUBLICATION

HIGHLIGHTS

For the fourth quarter and year ended December 31, 2001

All amounts are in US$, unless otherwise stated

TIW ACHIEVES EBITDA OF $121 MILLION AND NEARLY DOUBLES SUBSCRIBER BASE IN 2001

Successful recapitalization strengthens balance sheet

- Consolidated operating income before depreciation and amortization (EBITDA) was $37.7 million for the fourth quarter of 2001 compared to negative EBITDA of $14.0 million for the same 2000 period. For 2001, EBITDA was $121.6 million compared to $5.4 million for 2000.

- Continuing cellular operations recorded 566,200 net additions for the fourth quarter and TIW's total cellular subscribers increased 95% to 2,936,000 as of December 31, 2001 compared to 1,508,900 subscribers at the end of 2000.

- Proportionate subscribers nearly doubled to 673,200 in 2001 compared to 344,000 subscribers at the end of 2000 on a comparable basis. On a pro-forma basis, after giving effect to the February 2002 recapitalization by which TIW increased its economic interest in ClearWave to 85.6%, TIW's proportionate subscribers at year-end 2001 totalled 1,261,000.

- In Romania, MobiFon added 380,900 net subscribers for the fourth quarter to surpass the two-million milestone, ending 2001 with 2,003,600 customers. EBITDA was $47.5 million for the fourth quarter and $186.4 million for 2001 compared to $33.8 million and $130.1 million, respectively, for the corresponding 2000 periods.

- In the Czech Republic, Český Mobil added 178,100 net subscribers in the fourth quarter of 2001 to end the year with 858,400 customers, a 185% increase compared to 301,700 subscribers at the end of 2000. Negative EBITDA was reduced for both the fourth quarter and 2001.

- Consolidated service revenues for the fourth quarter of 2001 increased 50.0% to $144.7 million compared to $96.5 million for the same 2000 period. Operating income was $2.7 million compared to an operating loss of $39.7 million for the fourth quarter of 2000, while loss from continuing operations was $15.9 million or $1.12 per share compared to a loss of $28.2 million or $2.25 per share. Net loss for the fourth quarter was $68.1 million or $3.66 per share, with most of such loss attributable to loss from discontinued operations in Brazil and Western Europe amounting to $52.2 million. Net loss for the corresponding quarter in 2000 was 68% higher at $114.2 million or $7.70 per share and included a loss of $86.0 million from discontinued operations.

- For 2001, consolidated service revenues increased 48.9% to $495.2 million compared to $332.5 million for 2000. Operating loss was $0.4 million compared to an operating loss of $85.0 million for 2000, while income from continuing operations was $162.4 million or $7.71 per share compared to a loss from continuing operations of $19.7 million or $2.83 per share in 2000. Net loss for 2001 amounted to $253.7 million or $16.29 per share compared to $355.4 million or $24.41 per share in 2000.

Subsequent Events

- On February 28, 2002, TIW successfully completed a comprehensive financial restructuring and recapitalization, resulting in a reduction in the amount of senior debt and convertible debentures of nearly $700 million, and in a significant increase in TIW's economic ownership in ClearWave N.V., through which the Company controls cellular operations in Romania and the Czech Republic. The Company also raised gross proceeds of $66.7 million from the issuance of new equity. As a result of this recapitalization, TIW has strengthened its financial position and asset base.

- On a pro-forma basis, after giving retroactive effect to the increase of the Company's equity ownership in ClearWave from 45.5% to 85.6% as if it had occurred at the beginning of 2001, TIW's proportionate revenues from continuing operations would have been $237.3 million which is more than 80% higher than actual proportionate results for 2001. On the same pro-forma basis, proportionate EBITDA for the year would have been $73.1 million as compared to actual proportionate results of $27.9 million and proportionate net debt would have amounted to $445.9 million as of December 31, 2002.

- As of February 28, 2002 and following the recapitalization, the number of shares and share equivalents outstanding was 502.2 million. With all options and warrants exercised and all convertible securities converted, total number of shares issued would be 539.8 million.

TIW

PRESS RELEASE
For the fourth quarter and year ended December 31, 2001
All amounts are in US$, unless otherwise stated

TIW ACHIEVES EBITDA OF $121 MILLION AND NEARLY DOUBLES SUBSCRIBER BASE IN 2001

Successful recapitalization strengthens balance sheet

Montreal, Canada, March 5, 2002 – Telesystem International Wireless Inc. (TSE, "TIW", Nasdaq, "TIWI") today reported its results for the fourth quarter and year ended December 31, 2001.

Consolidated operating income before depreciation and amortization (EBITDA) was $37.7 million for the fourth quarter of 2001 compared to negative EBITDA of $14.0 million for the same 2000 period. For 2001, EBITDA was $121.6 million compared to $5.4 million for 2000. The healthy EBITDA improvement in 2001 was driven by the strong performance of the Company's cellular operations in Romania – which achieved record subscriber growth and positive operating income for both the fourth quarter and 2001 – and the narrowing start-up losses of its fast growing cellular operations in the Czech Republic.

With 566,200 net additions for the fourth quarter, TIW's total cellular subscribers increased 95% to 2,936,000 as of December 31, 2001 compared to 1,508,900 subscribers at the end of 2000. The Company's proportionate subscribers nearly doubled to 673,200 in 2001 – after taking into account the issuance of Units during the year which reduced TIW's economic interest in ClearWave from 100% to 45.5% – compared to 344,000 subscribers at the end of 2000 on a comparable basis. On a pro-forma basis, after giving effect to the February 2002 recapitalization by which TIW increased its economic interest in ClearWave to 85.6%, TIW's proportionate subscribers at year-end 2001 totalled 1,261,000.

"Our 2001 results in Romania are truly exceptional with a strong financial performance and the net addition of over 831,800 subscribers for 2001, including a quarterly record of 380,900 net new subscribers for the fourth quarter. In the Czech Republic, we are rapidly growing market share and approaching EBITDA break-even on a quarterly basis less than two years after commercial launch," said Bruno Ducharme, President and Chief Executive Officer of TIW. "During the past year, we have also taken the necessary steps to significantly de-leverage our balance sheet and thereby protect the value of TIW's assets for the benefit of all stakeholders."

Results of operations and other operating data for 2001 and 2000 exclude those of the Company's Brazilian minority-owned affiliates which are now accounted for as discontinued operations.

Impact of Recapitalization on Balance Sheet and Income Statement

On February 28, 2002, TIW successfully completed a comprehensive financial restructuring and recapitalization which began in 2001. This recapitalization resulted in a reduction in the amount of senior debt and convertible debentures of nearly $700 million and in a significant increase in TIW's economic ownership in ClearWave N.V., through which the Company controls cellular operations in Romania and the Czech Republic. The Company also raised gross proceeds of $66.7 million from the issuance of new equity. As a result of this recapitalization, TIW has strengthened its financial position and asset base.

On a pro-forma basis, after giving retroactive effect to the increase of the Company's equity ownership in ClearWave from 45.5% to 85.6% as if it had occurred at the beginning of 2001, TIW's proportionate revenues from continuing operations would have been $237.3 million which is more than 80% higher than actual proportionate results for 2001. On the same pro-forma basis, proportionate EBITDA for the year would have been $73.1 million as compared to actual proportionate results of $27.9 million and proportionate net debt would have amounted to $445.9 million as of December 31, 2002.

	Proportionate [1]		Consolidated
	Pro-forma 2001 (Unaudited)	2001 (Unaudited)	2001 (Unaudited)
Subscribers	1,261,000	673,200	2,936,000
Revenues	$ 237.3 million	$ 130.6 million	$ 526.2 million
EBITDA	$ 73.1 million	$ 27.9 million	$ 121.6 million
Net Debt	$ 445.9 million	$ 358.8 million	$ 826.7 million

(1) Proportionate data reflects the Company's ultimate equity ownership in its operations. See explanatory notes on EBITDA and proportionate figures in the accompanying selected consolidated financial and operating data.

Appointments to the Board of Directors

The Company also announces changes to its Board of Directors, which comprises eight members effective today. The directors are Daniel Cyr, Jacques A. Drouin, Martin Fafard, Michael R. Hannon, C. Kent Jespersen, Eva Lee Kwok, Jonathan Meggs and Charles Sirois, who continues as Chairman of the Board.

Results of Operations

Consolidated service revenues for the fourth quarter of 2001 increased 50.0% to $144.7 million compared to $96.5 million for the same 2000 period. EBITDA improved to $37.7 million compared to negative EBITDA of $14.0 million for the fourth quarter last year. This improvement reflects higher EBITDA in Romania, reduced negative EBITDA in the Czech Republic and a reduction in unallocated corporate overhead. Operating income was $2.7 million compared to an operating loss of $39.7 million for the fourth quarter of 2000, while loss from continuing operations was $15.9 million or $1.12 per share compared to a loss of $28.2 million or $2.25 per share. Net loss for the fourth quarter was $68.1 million or $3.66 per share, with most of such loss attributable to loss from discontinued operations in Brazil and Western Europe amounting to $52.2 million. Net loss for the corresponding quarter in 2000 was 68% higher at $114.2 million or $7.70 per share and included a loss of $86.0 million from discontinued operations.

For 2001, consolidated service revenues increased 48.9% to $495.2 million compared to $332.5 million for 2000. EBITDA improved to $121.6 million compared to $5.4 million for last year, reflecting the strong performance in Romania and lower negative EBITDA in the Czech Republic. Operating loss was $0.4 million compared to an operating loss of $85.0 million for 2000, while income from continuing operations was $162.4 million or $7.71 per share compared to a loss from continuing operations of $19.7 million or $2.83 per share in 2000. Income from continuing operations for 2001 includes a $238.9 million gain arising from the Company's successful exchange offer to holders of its 13.25% and 10.5% senior discount notes due 2007. Income for 2001 also includes a loss on investment of $10.7 million as compared to a gain of $85.7 million in 2000. The loss on investment for 2001 excludes the $106.1 million gain on the sale of the Company's B-Band affiliates reported earlier in 2001 as the amount has been reclassified to loss from discontinued operations. Total loss from discontinued operations was $416.1 million for 2001 as compared to $335.7 million for 2000 and accounted for most of the Company's net loss for both periods. Net loss for 2001 amounted to $253.7 million or $16.29 per share as compared to $355.4 million or $24.41 per share in 2000.

SEGMENTED RESULTS

MobiFon S.A. – Romania

MobiFon added 380,900 net subscribers for the fourth quarter to surpass the two-million milestone, ending 2001 with 2,003,600 customers. This compares to the net addition of 171,700 subscribers for the fourth quarter of 2000 to reach 1,171,800 subscribers at the end of the year. The pre-paid/post-paid mix at the end of 2001 was 63/37 and the average monthly churn rate for the year was 1.7%. At the end of 2001, the Company estimates MobiFon held a 53% share of the wireless market in Romania.

Service revenues increased 21% for the fourth quarter to $99.2 million compared to $81.8 million for the same period last year. SG&A expenses were stable at $27.9 million compared to $27.6 million but declined to 28% of service revenues compared to 34% in the fourth quarter of 2000. EBITDA was $47.5 million, up 40% compared to $33.8 million for the same quarter last year. Operating income rose 31% to $24.7 million compared to $18.8 million for the fourth quarter of 2000.

For 2001, service revenues totaled $359.9 million, or 20% higher than $299.5 million for the previous year. SG&A expenses decreased to $88.8 million, or 25% of service revenues, from $96.7 million, or 32% of service revenues for 2000. EBITDA increased 43% to $186.4 million compared to $130.1 million, and EBITDA margin improved to 52%. Operating income was up 69% to $108.6 million compared to $64.2 million for the previous year.

Český Mobil a.s. – Czech Republic

Český Mobil added 178,100 net subscribers in the fourth quarter of 2001 to end the year with 858,400 customers, a 185% increase compared to 301,700 subscribers at the end of 2000. The company gained momentum throughout 2001, reflecting the strong awareness achieved by its Oskar brand, launched less than two years ago.

Český Mobil estimates it accounted for approximately 21% of net additions in the Czech Republic for the year and the company estimates it held a 12% share of the national cellular market at the end of 2001, compared to 7% for 2000. Strong growth was achieved in post-paid subscribers and they accounted for 28.5% of the total customer base at the end of the year.

Service revenues increased to $43.3 million compared to $11.9 million for the fourth quarter of last year. Negative EBITDA was reduced to $5.5 million for the quarter compared to negative $28.6 million for the corresponding period in 2000. This strong improvement reflects the revenue impact of rapid subscriber growth and lower SG&A expenses which declined to $19.0 million, or 44% of service revenues, compared to $21.8 million, or 183% of service revenues, in the fourth quarter of 2000. Operating loss declined to $17.6 million compared to $38.5 million a year ago.

For 2001, service revenues increased to $125.9 million compared to $21.5 million for 2000, reflecting rapid subscriber growth and the fact that the commercial service roll-out occurred in March 2000. SG&A expenses of $65.9 million represented 52% of 2001 service revenues compared to $63.4 million or 295% of 2000 service revenues. Negative EBITDA was reduced by 49% to $41.6 million compared to $82.0 million last year.

Brazil

The sale of the Company's two Brazilian B-Band operations in the first quarter of 2001, the abandonment of its Western European SMR and ESMR operations in the second quarter and the recently completed issuer bid for ClearWave Units has emphasized the relative strategic value for TIW of its Central and Eastern European operations (CEE). Pro-forma for the recent increase in ownership of ClearWave fourth quarter 2001 proportionate net subscriber additions in CEE represented 94.6% of total proportionate net additions of all of the Company's cellular affiliates in the fourth quarter 2001. As it relates to its two remaining minority investments in Brazilian A-Band operations, Telemig Celular and Tele Norte Celular, TIW has been reviewing its strategic alternatives for several months. On March 5, 2002, TIW has formally adopted a plan to dispose of its Brazilian operations by way of a sale of its equity interests within the next twelve months.

As a result of the adoption of the plan, assets, liabilities and results of operations of the Brazilian cellular joint venture operations have been reported in the Company's consolidated financial statements prepared under Canadian GAAP as discontinued operations for all periods presented.

Corporate and Other

The Company's wireless operations in India and Mexico, and corporate activities recorded negative EBITDA of $4.2 million for the fourth quarter and $23.3 million for 2001, compared to negative EBITDA of $19.2 million and $42.8 million, respectively, for the corresponding 2000 periods. Unallocated corporate overhead accounted for most of the EBITDA loss for both 2001 and 2000.

Liquidity and Capital Resources

As of December 31, 2001, the Company held cash and cash equivalents of $85.5 million, including $30.1 million held at the corporate level. Total consolidated indebtedness as of December 31, 2001 was $ 912.2 million, including $ 290.7 million at the corporate level, $261.2 million at MobiFon and $360.3 million at Český Mobil. As of December 31, 2001, corporate level indebtedness included $83.5 million due under the Company's bank facility and $203.1 million in 14% senior guaranteed notes and accrued interest thereon.

Investing activities for the fourth quarter used cash of $141.8 million, mainly related to the acquisitions of capital assets in Romania and the Czech Republic. For 2001, investing activities used cash of $303.7 million, reflecting investments in the Company's cellular networks in Central/Eastern Europe.

Financing activities for the fourth quarter provided cash of $ 119.3 million, including $91.6 million in reversal to cash of amounts which were reported as restricted cash at the end of the third quarter and net proceeds of $14.5 million from a private placement of 24.5 million Special Warrants each convertible into one Subordinate Voting Share or one non-voting preferred share. The private placement was made pursuant to the terms of an agreement between the Company and certain stakeholders entered into during the fourth quarter of 2001 and which led to the successful recapitalization of the Company in February 2002 (the "Agreement"). For 2001, financing activities provided cash of $332.6 million, which includes the net proceeds of $248.6 million from the issue of Units in the first quarter of the year.

In February 2002, the Company completed an issuer bid for its CDN $150 million 7% Equity Subordinated Debentures ("ESD"), converted all of its $300 million 7.75% Convertible Debentures ("CD") into shares, raised $51.7 million in gross proceeds and acquired 33.7 million Units from the issuance of equity securities and converted all of its outstanding Multiple Voting Shares into Subordinate Voting Shares.

The Company was successful in retiring CDN $145 million in principal amount of ESDs with the issuance of 37.7 million Subordinate Voting Shares, 3.7 million warrants to purchase Subordinate Voting Shares at a price of CDN $1.61 on or before September 30, 2002, 2.5 million warrants to purchase Subordinate Voting Shares at a price of CDN $1.61 on or before March 31, 2003 and the payment of CDN $6.8 million ($4.2 million). Terms of the remaining ESDs were amended to extend their maturity to December 2006, reduce their conversion price to CDN $4.40 per share and reduce the amount of principal to CDN $1.25 million ($0.8 million).

The Company converted all of the $300 million CDs and the accrued and unpaid interest thereon into 154.5 million Subordinate Voting Shares and has undertaken to issue to certain holders warrants to purchase up to 15 million shares at a price of $1.00 on or before September 30, 2002.

In connection with the Company's exchange offer to the holders of Units and the financing commitments under the Agreement, the Company acquired 33.7 million Units each including one subordinate voting share of ClearWave N.V. and raised $51.7 million in gross proceeds from the issuance of an aggregate of 269.2 million Subordinate Voting Shares and Special Warrants, 4.8 million warrants to purchase Subordinate Voting Shares at a price of $1.00 on or before March 31, 2003 and 8.5 million warrants to purchase Subordinate Voting Shares at a price of CDN $1.59 on or before March 31, 2003. The acquisition of Units resulted in an increase in TIW equity and voting interest in ClearWave to 85.6% and 94.9% respectively.

As of February 28, 2002 and following the recapitalization, the number of shares and share equivalents outstanding was 502.2 million. With all options and warrants exercised and all convertible securities converted, total number of shares issued would be 539.8 million.

Also in February 2002 and as part of its recapitalization plan, the Company reduced the amount owing under its corporate credit facility by $8.5 million to $75.0 million and amended the terms of the facility to allow for extensions of its maturity to up to December 15, 2002. Considering the short term maturity of the corporate credit facility, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand.

Conference Call

The conference call with analysts on the fourth quarter and 2001 results for TIW and ClearWave will be made available via an audio web cast from our Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, March 6 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on March 6 and 11:59 p.m. on April 5. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1091865.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with over 2.9 million total subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8475
jlacroix@tiw.ca

Our web site address is www.tiw.ca

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

(in thousands of U.S. dollars, except operating and per share data)

	Three months ended December 31, 2001 $	Three months ended December 31, 2000 $	Twelve months ended December 31, 2001 $	Twelve months ended December 31, 2000 $
	(unaudited)		(unaudited)	
STATEMENTS OF LOSS AND CASH FLOWS DATA:				
Revenues	**157,709**	104,892	**526,225**	354,052
Operating income (loss)	**2,748**	(39,705)	**(441)**	(85,022)
Interest expense, net	**(26,025)**	(21,265)	**(114,840)**	(78,795)
Foreign exchange gain (loss)	**6,545**	(1,059)	**3,577**	(5,043)
Gain (loss) on sale of investments	**(4,730)**	10,737	**(10,741)**	85,669
Income (loss) from continuing operations	**(15,920)**	(28,194)	**162,389**	(19,672)
Loss from discontinuing operations	**(52,194)**	(86,017)	**(416,103)**	(335,684)
Net loss	**(68,114)**	(114,211)	**(253,714)**	(355,356)
Basic earnings (loss) per share				
From continuing operations	**(1.12)**	(2.25)	**7.71**	(2.83)
From discontinued operations	**(2.54)**	(5.45)	**(24.00)**	(21.58)
Net loss	**(3.66)**	(7.70)	**(16.29)**	(24.41)
Diluted earnings (loss) per share				
From continuing operations	**(1.12)**	(2.25)	**4.05**	(2.83)
From discontinued operations	**(2.54)**	(5.45)	**(10.33)**	(21.58)
Net loss	**(3.66)**	(7.70)	**(6.28)**	(24.41)
Acquisitions of capital assets	**140,100**	181,488	**283,647**	325,313
OPERATING DATA FROM CONTINUING OPERATIONS				
Operating income (loss) before depreciation and amortization [1]	**37,735**	(14,039)	**121,567**	5,362
Proportionate revenues [2]	**37,378**	55,571	**130,671**	195,658
Proportionate operating income (loss) before depreciation and amortization [2]	**8,953**	(16,969)	**27,881**	8,719

	As at December 31, 2001 $	As at December 31, 2000 $
	(unaudited)	
BALANCE SHEET DATA:		
Cash and cash equivalents from continuing operations	**85,460**	130,675
Total assets	**1,906,666**	3,294,165
Short-term and long-term debt from continuing operations	**912,202**	1,154,922
Funded capital [3]	**1,377,494**	1,072,898
Total shareholders' equity	**169,057**	76,389

	As at December 31, 2001			
	Licensed POPs (millions)		Subscribers	
OTHER OPERATING DATA FROM CONTINUING OPERATIONS:	**Total**	**Equity [2]**	**Total**	**Equity [2]**
Central and Eastern Europe Cellular	32.8	7.5	2,862,000	665,700
Other	56.5	5.7	74,000	7,500
	89.3	13.2	2,936,000	673,200

OVERVIEW OF CONTINUING OPERATIONS [4]

(as at December 31, 2001)

	Technology	Start-up Date of Operations[5]	Licensed POPs (millions)	Total Subscribers [6]	Equity Interest [7]	Equity POPs (millions)	Equity Subscribers
Central/Eastern Europe Cellular							
Romania	GSM	1997	22.5	2,003,600	28.9%	6.5	579,000
Czech Republic	GSM	Q1 2000	10.3	858,400	10.1%	1.0	86,700
			32.8	2,862,000		7.5	665,700
Other							
India (Rajasthan)	GSM	1997	56.5	74,000	9.9%	5.7	7,500
			56.5	74,000		5.7	7,500
Total			**89.3**	**2,936,000**		**13.2**	**673,200**

(1) The Company uses the term operating income (loss) before depreciation and amortization which may not be comparable to similarly titled measures reported by other companies. Operating income (loss) before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2) Proportionate financial figures and other operational data represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3) Proceeds from share, warrant and units issuances and equity component of convertible debentures.

(4) The results of Central and Eastern Europe, Dolphin and the Netherlands are fully consolidated but the results of Dolphin are reported as discontinued operations. Those of Americel and Telet (sold on March 30, 2001), Wireless Internet Group (sold on September 27, 2001) and Mexico (abandoned on December 24, 2001) are proportionately consolidated. India's results are accounted for in a manner similar to the equity method. The results of Telemig and Tele Norte are fully consolidated at the Telpart level. However, the Company proportionately consolidates the results of Telpart, in which it has a 48.9% equity interest but which it jointly controls in terms of voting interest. The results of the Company interests in Brazil, including the results of Americel and Telet (both sold on March 30, 2001) and Telpart are also reported as discontinued operations.

(5) In certain cases, the Company's initial investment was made subsequent to the start-up of operations.

(6) *Figures include 1,875,100 and 36,000 prepaid subscribers in Central and Eastern Europe and India, respectively.*

(7) In February 2002 our economic and voting rights in ClearWave N.V. increased from 45.5% and 80.7% to approximately 85.6% and 94.9% respectively. This in turn represents an increase in the Company's equity in Romania from 28.9% to 54.3% and Czech Republic from 10.1% to 19.1%.

(8) Figures represent the Company's direct and indirect ownership interests in its operations before the exercise of options. Option exercises would change the Company's equity interests after giving effect to the increase in ClearWave N.V. on February 5, 2002 as follows: (i) in India, from 10.1% to 12.66%; (ii) in Romania, from 54.3% up to 63.5%; (iii) in Czech Republic, from 19.1% up to 22.3%.

TIW

TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2001

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED BALANCE SHEETS [Note 1]

(in thousands of U.S. dollars)

	December 31, 2001 $	December 31, 2000 $
	(unaudited)	[Restated, Notes 2 and 7b]
ASSETS		
Current assets		
Cash and cash equivalents	**85,460**	130,675
Trade debtors	**48,759**	36,198
Inventories	**15,385**	11,218
Deferred tax assets	**3,548**	—
Prepaid expenses	**22,012**	16,615
Current assets related to discontinued operations	**182,047**	404,982
Other current assets	**14,546**	26,791
Total current assets	**371,757**	626,479
Property, plant and equipment	**871,915**	736,728
License	**97,667**	109,047
Goodwill	**52,606**	29,184
Non current assets related to discontinued operations	**470,043**	1,737,727
Deferred financing cost	**25,224**	35,402
Investments and other assets	**17,454**	19,598
	1,906,666	3,294,165
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term loans	**83,500**	113,000
Trade creditors	**66,393**	83,339
Accrued liabilities	**40,934**	91,909
Current liabilities related to discontinued operations	**107,727**	629,522
Deferred revenues	**32,370**	20,147
Current portion of long-term debt	**44,519**	28,197
Total current liabilities	**375,443**	966,114
Long-term debt	**784,183**	1,013,725
Deferred tax liabilities	**3,548**	—
Non current liabilities related to discontinued operations	**381,432**	1,065,477
Other non current liabilities	**14,775**	4,500
Non-controlling interest	**178,228**	167,960
SHAREHOLDERS' EQUITY [NOTE 7a]		
Share capital	**696,954**	684,639
Equity component of convertible debentures	**405,195**	388,259
Units	**260,843**	—
Warrants [Note 4]	**14,502**	—
Deficit	**(1,126,015)**	(843,739)
Cumulative translation adjustment [Note 6]	**(82,422)**	(152,770)
Total shareholders' equity	**169,057**	76,389
	1,906,666	3,294,165

Contingency [Note 1]
See accompanying Notes

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (UNAUDITED) [Note 1]

(in thousands of U.S. dollars, except per share data)

	Three months ended December 31, 2001 $	Three months ended December 31, 2000 $	Twelve months ended December 31, 2001 $	Twelve months ended December 31, 2000 $
	(unaudited)	[Restated, Notes 2 & 7b]	(unaudited)	[Restated, Notes 2 & 7B]
REVENUES				
Services	**144,696**	96,512	**495,230**	332,471
Equipment	**13,013**	8,380	**30,995**	21,581
	157,709	104,892	**526,225**	354,052
Cost of services	**46,917**	33,968	**171,239**	102,725
Cost of equipment	**20,514**	17,437	**50,306**	43,983
Selling, general and administrative expenses	**52,542**	67,526	**183,113**	201,982
Depreciation and amortization	**34,988**	25,666	**122,008**	90,384
OPERATING INCOME (LOSS)	**2,748**	(39,705)	**(441)**	(85,022)
Interest expense	**(26,394)**	(33,211)	**(121,257)**	(103,203)
Interest income	**369**	11,946	**6,417**	24,408
Foreign exchange gain (loss)	**6,545**	(1,059)	**3,577**	(5,043)
Gain (loss) on sale of investments	**(4,730)**	10,737	**(10,741)**	85,669
Gain on forgiveness of debt [Note 3]	**—**	—	**238,940**	—
Income (loss) before income taxes and non-controlling interest and discontinued operations	**(21,462)**	(51,292)	**116,495**	(83,191)
Income taxes expense (recovery)	**—**	—	**—**	—
Income (loss) before non-controlling interest and discontinued operations	**(21,462)**	(51,292)	**116,495**	(83,191)
Non-controlling interest	**5,542**	23,098	**45,894**	63,519
Income (loss) from continuing operations	**(15,920)**	(28,194)	**162,389**	(19,672)
Loss from discontinued operations [Note 7b]	**(52,194)**	(86,017)	**(416,103)**	(335,684)
Net loss	**(68,114)**	(114,211)	**(253,714)**	(355,356)
Deficit, beginning of period				
As previously reported	**(1,042,227)**	(748,498)	**(858,602)**	(476,033)
Adjustment [Note 2]	**(8,570)**	26,274	**14,863**	12,006
As restated	**(1,050,797)**	(722,224)	**(843,739)**	(464,027)
Interest paid in shares on convertible debentures	**—**	—	**(11,625)**	(11,663)
Accretion of equity component of convertible debentures	**(7,104)**	(7,304)	**(16,937)**	(12,693)
Deficit, end of period	**(1,126,015)**	(843,739)	**(1,126,015)**	(843,739)
Basic earnings (loss) per share [Note 6]				
From continuing operations	**(1.12)**	(2.25)	**7.71**	(2.83)
From discontinued operations	**(2.54)**	(5.45)	**(24.00)**	(21.58)
Net loss	**(3.66))**	(7.70)	**(16.29)**	(24.41)
Diluted earnings (loss) per share [Note 6]				
From continuing operations	**(1.12)**	(2.25)	**4.05**	(2.83)
From discontinued operations	**(2.54)**	(5.45)	**(10.33)**	(21.58)
Net loss	**(3.66)**	(7.70)	**(6.28)**	(24.41)
Average number of shares outstanding [Note 6]	**20,588,032**	15,780,579	**17,338,241**	15,556,342

See accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended December 31, 2001 $	Three months ended December 31, 2000 $	Twelve months ended December 31, 2001 $	Twelve months ended December 31, 2000 $
	(unaudited)	[Restated Notes 2 and 7B]	(unaudited)	[Restated Notes 2 and 7b]
OPERATING ACTIVITIES				
Income (loss) from continuing operations	**(15,920)**	(28,194)	**162,389**	(19,672)
Depreciation and amortization	**34,988**	25,665	**122,008**	90,384
Accreted interest on long-term debt	**10,338**	13,802	**51,171**	53,285
Non-controlling interest	**(5,542)**	(23,098)	**(45,894)**	(63,519)
(Gain) loss from sale of investments	**4,736**	(10,737)	**10,741**	(85,669)
Gain on forgiveness of debt	—	—	**(238,940)**	—
Other non-cash items	**(8,002)**	—	**(3,642)**	—
Changes in operating assets and liabilities	**16,716**	162,900	**(51,956)**	77,141
Cash provided by operating activities	**37,314**	140,338	**5,877**	51,950
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	**(140,100)**	(181,488)	**(283,647)**	(325,313)
Proceeds from sales of investments	—	—	—	75,366
Increase of ownership in subsidiaries *[Note 4b]*	—	(20,000)	**(23,239)**	(20,000)
Other investments and advances	**(1,737)**	27,444	**3,217**	5,198
Cash used in investing activities	**(141,837)**	(174,044)	**(303,669)**	(264,749)
FINANCING ACTIVITIES				
Additions to cash and cash equivalents from previously restricted cash	**91,581**	—	—	—
Increase in short-term loans	**(5,539)**	88,000	**(29,500)**	107,209
Issuance of convertible debentures, net of issue costs	—	—	—	291,000
Proceeds from units issued, net of issue costs	—	—	**248,591**	—
Proceeds from warrants issued, net of issue cost	**14,502**	—	**14,502**	—
Payments made in notes exchange, including fees and costs	—	—	**(55,838)**	—
Proceeds from shares issued, net of issue costs	—	—	**667**	107,895
Proceeds from investees' shares issued to non-controlling interest, net of issue costs	**15,476**	19	**65,779**	121,340
Proceeds from long-term debt of operating subsidiaries	**28,964**	252,757	**114,106**	176,385
Repayment of long-term debt of operating subsidiaries	**(25,705)**	(7,002)	**(25,705)**	(7,002)
Cash provided by financing activities	**119,279**	333,774	**332,602**	796,827
Net effect of exchange rate translation on cash and cash equivalents	**331**	6,665	**(628)**	4,436
Cash provided by continuing operations	**15,087**	306,733	**34,182**	588,464
Cash provided by (used in) discontinued operations	**8,127**	(367,475)	**(79,397)**	(504,148)
Increase (decrease) in cash and cash equivalents	**23,214**	(60,742)	**(45,215)**	84,316
Cash and cash equivalents, beginning of period	**62,246**	191,417	**130,675**	46,359
Cash and cash equivalents, end of period	**85,460**	130,675	**85,460**	130,675

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2001
(in thousands of U.S. dollars)

NOTE 1
BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY
These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements, with the exception of the change in the Canadian accounting policies mentioned in Note 2 and the impact of discontinued operations [see Note 7b]. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included.

As at December 31, 2001, due to the short term maturity of its corporate credit facility, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company's cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. Between January 1, 2002 and February 28, 2002, the Company has completed several transactions in connection with its Recapitalization Plan [see Note 7a]. In addition to these transactions, the Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility.

NOTE 2
CHANGE IN CANADIAN ACCOUNTING POLICIES

The Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $17.9 million, non current liabilities related to discontinued operations decreased by $8.4 million and deficit increased by $9.5 million, and loss per share increased by $0.26. For 2000, total assets decreased by $9.0 million, non current liabilities related to discontinued operations decreased by $23.9 million and deficit decreased by $14.9 million, and loss per share decreased by $0.19.

Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of CICA Section 3500, Earnings per Share. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2001
(in thousands of U.S. dollars)

NOTE 3
INVESTMENTS AND OTHER
On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees. The retention incentive provides for a payment upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between four months and thirty-six months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus for the same period.

NOTE 4
SPECIAL WARRANTS
On December 14, 2001, in connection with an agreement between Telesystem Ltd., the Company's largest shareholder and certain of the Company's other stakeholders ["the Agreement"], the Company issued 24.5 million warrants at a negotiated price of approximately $0.61 each, excisable for one subordinate Voting Share or one non-voting preferred share convertible into common equity of the Company at no additional cost ("Special Warrants") for cash consideration of $14.5 million net of issuance costs of $0.5 million. [See Note 7a].

NOTE 5
EARNINGS (LOSS) PER SHARE
The following is a reconciliation of the basic and fully diluted earnings per share computations:

	Three months ended December 31,		Year ended December 31,	
	2001 $	2000 $	2001 $	2000 $
Income (loss) from continuing operations	(15,820)	(28,194)	162,389	(19,672)
Interest paid in shares on convertible debentures	—	—	(11,625)	(11,663)
Accretion of equity component of convertible debentures	(7,104)	(7,304)	(16,937)	(12,693)
Income (loss) from continuing operations – basic	(22,924)	(35,498)	133,827	(44,028)
Effect of conversion of all convertible debentures			29,269	
Income from continuing operations – diluted			163,096	
Net Loss	(68,114)	(114,211)	(253,714)	(355,356)
Interest paid in shares on convertible debentures	—	—	(11,625)	(11,663)
Accretion of equity component of convertible debentures	(7,104)	(7,304)	(16,937)	(12,693)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2001
(in thousands of U.S. dollars)

NOTE 5
EARNINGS (LOSS) PER SHARE (CONT'D)

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	$	$	$	$
Net income (loss) attributable to common shareholders	(75,218)	(121,515)	(282,276)	(379,712)
Weighted average number of common shares and share equivalent outstanding (in thousands)			17,338	15,556
Effect of conversion of all convertible debentures			13,785	—
Dilutive effect of Units			9,174	—
Weighted average number of common shares outstanding – diluted			40,297	15,556

NOTE 6
CUMULATIVE TRANSLATION ADJUSTMENT

The movement in the cumulative translation adjustment account, reported as a reduction of shareholders' equity, includes the realization of $145.0 million of the cumulative translation adjustment losses as part of the gain or loss on dispositions of Americel, Telet, Dolphin and the Brazilian Wireless Internet operations and the partial realization from the expected sale of the Company's A-Band joint venture operations in Brazil. This was partly offset by the devaluation of the Brazilian Real as at December 31, 2001, the exchange rate to the Brazilian Real was $0.4328 for R$1 [$0.5128 and $0.5559 as at December 31, 2000 and 1999, respectively].

NOTE 7
SUBSEQUENT EVENTS

a) **Recapitalization Plan**
Between January 1, 2002 and February 28, 2002, the Company completed the following transactions contemplated by the Agreement mentioned in Note 4.

i) **7.00% Equity Subordinated Debentures**
On February 5, 2002, the Company completed an issuer bid to acquire the Cdn$150 million ESDs ("ESD Offer"). Pursuant to a purchase offer and consent request, the Company has paid Cdn$6.8 million and has issued approximately 2.5 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before March 31, 2003, to ESD holders who elected Cdn$300 in cash and 109 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest ("Cash Offer").

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2001
(in thousands of U.S. dollars)

NOTE 7
SUBSEQUENT EVENTS (CONT'D)

The Company also issued approximately 37.7 million Subordinate Voting Shares and approximately 3.7 million warrants, each entitling the holder to purchase one Subordinate Voting Share at a price of Cdn$1.61 at any time before September 30, 2002, to ESD holders who elected 308 Subordinate Voting Shares and 30 warrants for each Cdn$1000 in principal amount, including accrued and unpaid interest ("Share Offer").

The Company amended the ESDs in order to, among other things, extend the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, delay the next interest payment date to June 30, 2002, provide for the right of the Company to convert the ESDs at maturity into Subordinate Voting Shares at a price equal to the greater of Cdn$1.00 and the then current market price of the Subordinate Voting Shares and provide for the optional conversion at maturity by holders of the ESDs into Subordinate Voting Shares at a price of Cdn$4.40. The Company also paid approximately Cdn$0.1 million to ESD holders who consented to the proposed amendments but did not elect either the Share Offer or Cash Offer. The Company has amended and reduced the remaining principal outstanding of an aggregate of approximately Cdn$5.0 million in principal amount of ESDs to an aggregate of approximately Cdn$1.25 million in principal amount.

ii) **7.75% Convertible Debentures**
The Company has converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001, ("the CDs") for 154.5 million Subordinated Voting Shares. The Company has undertaken to issue warrants to certain holders to purchase up to a total of 15 million Subordinate Voting Shares at $1.00 per share on or before September 30, 2002.

iii) **Units Exchange and Equity Financing Commitments**
In connection with the Company's exchange offer to the holders of its outstanding Units and the financing commitments under to the Agreement, the Company acquired 33.7 million Units and raised $51.7 million in gross proceeds. This new financing is in addition to the December 14, 2001 issuance of 24.5 million Special Warrants for gross proceeds of $15.0 million. In consideration for this new financing and the payments of Units tendered under the exchange offer, the Company has issued (a) an additional 269.2 million in aggregate of subordinate voting shares and special warrants (b) 4.8 million warrants, each allowing the holder to purchase one subordinate voting share art a price $1.00 on or before March 31, 2003, (c) 8.5 million warrants, each allowing the holder to purchase one subordinate voting share at a price Cdn$1.59 on or before March 31, 2003. The Unit acquisition has resulted in an increase in the Company's equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9% respectively.

(in thousands of U.S. dollars)

NOTE 7
SUBSEQUENT EVENTS (CONT'D)

The Company has converted all of the Multiple Voting Shares, 100% owned by Telesystem Ltd into Subordinate Voting Shares on a one-for-one basis.

The Agreement also contemplates that, subject to shareholders' approval, the Company will amend the terms of the employee stock option plan to provide for the issuance of up to 31.2 million additional options. These options will be granted in two tranches: the first one for 15 million options exercisable at $0.79 per Subordinate Voting Shares and the second tranche of 16.2 million options exercisable at $1.20 per Subordinate Voting Shares.

On February 4, 2002, the Company amended the terms of its senior secured corporate credit facility to allow an extension of the maturity of the facility from July 14, 2002 to December 15, 2002 at the Company's option subject to certain conditions including the granting of additional security and the reduction of the availability under the facility to $75 million. The Company repaid $8.5 million of the facility on February 5, 2002.

b) Brazilian Joint Venture Operations

On March 5, 2002, the Company adopted a formal plan to dispose of its Brazilian joint venture operations (the "Plan") by way of a sale of its equity interest within the next twelve months. The financial position and results of operations of Brazilian cellular joint venture operations have been reported in these financial statements as discontinued operations as well as the Company's ESMR/SMR operations discontinued on July 27, 2001.

In July 2000, Company and other partners initiated common legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. The Company cannot predict the outcome of the legal proceedings, which may affect its ability to exercise joint control over Telpart and to realize on its investment. Following the adoption of the Plan, those proceedings are expected to cause disruptions in the governance of the Company's minority-owned Brazilian affiliates prior to their estimated date of disposal. Accordingly, the Company may cease to account for Telpart as a joint venture subsequent to the Measurement Date.

The Company's investees in Brazil have financing arrangements, which are governed by financial ratio covenants measured in U.S. dollars. As a result of the significant devaluation of the Brazilian Real, from $0.51 as at December 31, 2000 for one Real to $0.43 for one Real as at December 31, 2001, the Company estimates that certain of these financial ratios may not be met as at December 31, 2001. In the event that such ratios are not met and the financial ratio covenants are not renegotiated or waived, there could be an acceleration of certain of the debts of our affiliates in Brazil. An acceleration of certain of such debts is not expected to have an impact on the Company's corporate financing arrangements, however, the consolidated financial statements would reclassify the affected debt to current liabilities should the appropriate waivers from the lenders not be obtained. This could also have an impact on the Company's ability to realize on its investment.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2001
(in thousands of U.S. dollars)

NOTE 7

SUBSEQUENT EVENTS (CONT'D)

For the year ended December 31, 2001, the loss from discontinued operations amount to $416.1 million of which $446.8 million and income of $30.7 million respectively, related to ESMR/SMR operations and Brazilian joint ventures cellular operations. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a gain of $15.9 million on deconsolidation of Dolphin on July 27, 2001. The Brazilian joint ventures cellular operations include a net gain of $106.1 million from the sale on March 31, 2001 of the Company's 16.3% equity interest in its two Brazilian entities, Americel S.A., and Telet S.A., for cash proceeds of $153.3 million, which amount reduced cash used in discontinued operations in 2001. It is also includes a loss of $27.2 million as a result of a partial realization on the cumulative translation accounts as the Company estimates that such amount will not be recovered from the sale of the Company's A-Band joint venture operations in Brazil.

NOTE 8

COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the presentation adopted in this twelve-month period ended December 31, 2001 interim consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 9
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED DECEMBER 31,							
	2001				2000			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	99,172	43,339	2,185	144,696	81,848	11,915	2,749	96,512
Equipment	4,183	8,659	171	13,013	125	8,050	205	8,380
	103,355	51,998	2,356	157,709	81,973	19,965	2,954	104,892
Cost of services	17,657	28,646	614	46,917	16,431	16,702	835	33,968
Cost of equipment	10,331	9,865	318	20,514	4,129	10,071	3,237	17,437
Selling, general and administrative expenses	27,883	19,027	5,632	52,542	27,614	21,783	18,129	67,526
Operating income (loss) before depreciation and amortization	47,484	(5,540)	(4,208)	37,736	33,799	(28,591)	(19,247)	(14,039)
Depreciation and amortization	22,764	12,082	142	34,988	15,043	9,941	682	25,666
Operating income (loss)	24,720	(17,622)	(4,350)	2,748	18,756	(38,532)	(19,929)	(39,705)
Acquisition of property, plant and equipment and licenses (including non cash item)	30,723	61,745	—	92,468	49,718	106,305	362	156,385

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 9 (CONT'D)
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,							
	2001				2000			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	359,868	125,928	9,434	495,230	299,470	21,508	11,493	332,471
Equipment	12,475	18,037	483	30,995	8,097	12,529	955	21,581
	372,343	143,965	9,917	526,225	307,567	34,037	12,448	354,052
Cost of services	69,835	97,275	4,129	171,239	62,366	36,654	3,705	102,725
Cost of equipment	27,236	22,323	747	50,306	18,347	15,969	9,667	43,983
Selling, general and administrative expenses	88,836	65,921	28,356	183,113	96,735	63,418	41,829	201,982
Operating income (loss) before depreciation and amortization	186,436	(41,554)	(23,315)	121,567	130,119	(82,004)	(42,753)	5,362
Depreciation and amortization	77,791	42,562	1,655	122,008	65,965	22,056	2,363	90,384
Operating income (loss)	108,645	(84,116)	(24,970)	(441)	64,154	(104,060)	(45,116)	(85,022)
Acquisition of property, plant and equipment and licenses (including unpaid acquisitions of $58,505 financed under supply contracts as at December 31, 2001; $113,971 as at December 31, 2000)	122,360	109,211	172	231,743	92,510	345,962	812	439,284
Property, plant and equipment, licenses and goodwill as at December 31, 2001 and December 31, 2000	537,739	483,604	845	1,022,188	462,443	395,025	17,491	874,959
Total assets as at December 31, 2001 and December 31, 2000	648,946	542,159	63,471	1,254,576	543,782	527,477	80,197	1,151,456

TIW

TELESYSTEM INTERNATIONAL WIRELESS INC.

FOUR QUARTER 2001

SUPPLEMENTARY INFORMATION

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [(1)]

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED DECEMBER 31,							
	2001				2000			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues								
Services	28,646	4,307	2,185	35,138	48,231	2,575	2,749	53,555
Equipment	1,208	861	171	2,240	1,185	626	205	2,016
	29,854 [(2)]	5,168 [(2)]	2,356	37,378	49,416	3,201	2,954	55,571
Cost of services	5,100	2,847	614	8,561	9,683	3,610	835	14,128
Cost of equipment	2,984	980	318	4,282	8,776	1,151	3,237	13,164
Selling, general and administrative expenses	8,054	1,896	5,632	15,582	19,418	7,701	18,129	45,248
Operating income (loss) before depreciation and amortization	13,716 [(2)]	(555) [(2)]	(4,208)	8,953	11,539	(9,261)	(19,247)	(16,969)
Depreciation and amortization	6,735	1,201	142	8,078	8,544	2,135	682	11,361
Operating income (loss)	6,981	(1,756)	(4,350)	875	2,995	(11,396)	(19,929)	(28,330)

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) On a pro-forma basis to reflect the increase in ownership of ClearWave from 45.5% to 85.6% in February 2002, for the three monthsended December 31, 2001, Proportionate Revenues and Operating Income (loss) before depreciation and amortization for Romania and Czech Republic would be $56,216 and $25,827 and $9,731 and $(1,049) respectively. On the same basis, total proportionate revenues and total operating income before depreciation and amortization for the three months ended December 31, 2001 would be $68,303 and $20,570, respectively.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT - PROPORTIONATE (UNAUDITED) [1]

(in thousands of U.S. dollars)

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,							
	2001				2000			
	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $	Romania Cellular $	Czech Republic Cellular $	Corporate and Other $	Total $
Revenues [1]								
Services	102,963	12,434	9,434	124,831	171,439	4,565	11,493	187,497
Equipment	3,572	1,785	483	5,840	5,651	1,555	955	8,161
	106,535 [2]	14,219 [2]	9,917	130,671	177,090	6,120	12,448	195,658
Cost of services	19,967	9,613	4,129	33,709	35,673	7,710	3,705	47,088
Cost of equipment	7,802	2,207	747	10,756	12,570	2,219	9,667	24,456
Selling, general and administrative expenses	25,421	4,548	28,356	58,325	58,699	14,867	41,829	115,395
Operating income (loss) before depreciation and amortization	53,345 [2]	(2,149) [2]	(23,315)	27,881	70,148	(18,676)	(42,753)	8,719
Depreciation and amortization	22,881	4,199	1,655	28,735	36,399	4,586	2,363	43,348
Operating income (loss)	30,464	(6,348)	(24,970)	(854)	33,749	(23,262)	(45,116)	(34,629)

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

(2) On a pro-forma basis to reflect the increase in ownership of ClearWave from 45.5% to 85.6% in February 2002, for the twelve months-ended December 31, 2001, Proportionate Revenues and Operating Income (loss) before depreciation and amortization for Romania and Czech Republic would be $200,602 and $100,445 and $26,774 and $(4,047) respectively. On the same basis, total proportionate revenues and total operating income before depreciation and amortization for the three months ended December 31, 2001 would be $237,293 and $73,083, respectively.

TIW'S NET DEBT POSITION AS AT DECEMBER 31, 2001 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

	Investee Level				TIW's Net Debt		
	Paid-in Capital $	Debt $	Cash $	Net Debt $	Consolidated $	Proportionate $	Pro-forma Proportionate[1] $
Investees							
Central & Eastern Europe							
MobiFon	270,556	261,214	40,805	220,409	220,409	63,626	119,806
TIW Czech	300,247	—	642	(642)	(642)	(68)	(128)
Český Mobil	8,767	360,309	13,287	347,022	347,023	35,198	66,277
Corporate[2]	185,332	—	249	(249)	(249)	(113)	(213)
					566,541	98,643	185,742
Other	65,982	—	1,307	(1,307)	(392)	(392)	(392)
Total investees					566,149	98,251	185,350
Corporate	1,377,494	290,676	30,083	260,593	260,593	260,593	260,593
Total					826,742	358,844	445,943

(1) Pro-forma proportionate figures reflect the increase in February 2002, of our economic rights in ClearWave from 45.5% as at December 31, 2001 to 85.6%. This in turn represents an increase in the Company's equity rights in Romania from 28.9% to 54.3% and in Czech Republic from 10.1% to 19.1%

(2) Excludes intercompany demand loans

OUTSTANDING SHARE DATA AS AT FEBRUARY 28, 2002

The following represents all equity shares outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

	Subordinate Voting Share
Total number of shares and share equivalents outstanding	502,171,780
Outstanding granted employees and directors' stock options	457,883
Warrants	34,490,983
Units	2,427,767
Convertible Equity Subordinated Debentures	284,091
	539,832,504

TIW

CONFERENCE CALL FOR TIW'S AND CLEARWAVE'S RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED DECEMBER 31, 2001

Telesystem International Wireless Inc. (TIW) and ClearWave N.V. will announce their financial results for the fourth quarter and the year ended December 31, 2001, on March 5, 2002. A joint conference call, hosted by Bruno Ducharme, President and Chief Executive Officer of TIW, will be held on **Wednesday, March 6, 2002 at 9:00 a.m. EST.**

If you wish to participate, please call (416) 405-9328 at 8:50 a.m. to be connected to the conference call.

Mark Boutet
Vice-President, Communications
(514) 673-8406

If you miss the call, you can listen to its recording by calling (416) 695-5800, access code 1091865, from Wednesday, March 6 at 12:00 p.m. to Friday, April 5, at 11:59 p.m.

APPEL CONFÉRENCE DE TIW ET DE CLEARWAVE SUR LES RÉSULTATS DU QUATRIÈME TRIMESTRE ET L'EXERCICE TERMINÉS LE 31 DÉCEMBRE 2001

Télésystème Mobiles International inc. (TIW) et ClearWave N.V. annonceront, le 5 mars prochain, leurs résultats financiers pour le quatrième trimestre et l'exercice terminés le 31 décembre 2001. Un appel conférence conjoint, présidé par Bruno Ducharme, président et chef de la direction de TIW, aura lieu le **mercredi 6 mars 2002 à 09h00 HNE.**

Si vous désirez participer, veuillez appeler le (416) 405-9328 à 08h50 pour être relié à l'appel conférence.

Mark Boutet
Vice-président, Communications
(514) 673-8406

Si vous manquez l'appel, vous pouvez écouter l'enregistrement en appelant au (416) 695-5800 code d'accès 1091865 à partir du mercredi 6 mars à 12h00 jusqu'au vendredi 5 avril à 23h59.

TIW

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW COMPLETES RECAPITALIZATION PLAN

Montreal, Canada, March 1, 2002 - Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that it has completed its Units issuer bid. This caps a nine-month recapitalization process during which TIW has reduced its corporate debt by nearly US$ 700 million.

"The issuer bid for the Units completes TIW's recapitalization process initiated in early May 2001. By seeking a consensual route to achieve its recapitalization, TIW has shielded its operations from a lengthy court directed process and the value of the underlying assets has been unaffected. Not only has TIW achieved one of the most important de-leveraging exercises in the telecommunications sector, it has done so while continuing to record strong operational results. TIW is now in a strong financial and operational position," said Bruno Ducharme, President and Chief Executive Officer of TIW. "We acknowledge the support of our stakeholders in this process, as well as the dedication and perseverance of our employees."

Units Issuer Bid Results

A total of 73.5% of Units, including Units taken up and paid for on February 5, 2002, were tendered under the Company's purchase offer. TIW has taken up and paid the Units tendered to the amended offer. As a result, TIW's economic ownership in ClearWave has increased from 45.5% to 85.6%.

A total of 33.7 million Units, including Units taken up and paid for on February 5, 2002, were tendered under either the Mixed Option or the Share Option. As a result, and taking into account supplemental purchase privileges and financing commitments of Unit holders under the Master and Purchase Agreement, TIW received approximately US$ 42.5 million and issued a total of approximately 254.1 million subordinate voting shares and special warrants. TIW also issued approximately 8.5 million March 2003 warrants. Each 2003 warrant will allow the holder to purchase one subordinate voting share of TIW at a price of CDN$ 1.59 at any time until March 31, 2003. Approximately 75% of Units tendered by holders other than Telesystem Ltd ("Telesystem") and Capital Communications CDPQ Inc. ("Capital Communications") were tendered under the Share Option. A total of approximately 12.1 million Units remain outstanding.

Of the US$ 42.5 million financing offered to Unit holders, approximately 93 % was subscribed by Telesystem and Capital Communications.

Overview of TIW's Recapitalization

TIW's recapitalization took the form of various initiatives beginning in the second quarter of 2001. These initiatives have produced the following outcomes:

1. Corporate debt reduction of nearly US$ 700 million

   TIW's balance sheet has been significantly de-leveraged through the following debt reduction initiatives:

   - Debt reduction of approximately US$ 300 million through the consensual restructuring of its 13.25% 2007 and 10.5% 2007 senior discount notes in exchange for 14% 2003 senior guaranteed notes;

   - Debt reduction of approximately US$ 300 million in 7.75% convertible debentures, including accrued and unpaid interest;

   - Debt reduction of approximately CDN$ 149 million (US$ 95 million) of 7.00% Equity Subordinated Debentures.

2. Increase in TIW asset base

   Through the Units issuer bid and a private placement, TIW increased its asset base and improved its liquidity position as follows:

   - TIW's economic ownership in its most significant asset, ClearWave, has almost doubled from 45.5% to 85.6%. Based on September 30, 2001 figures, this increased economic ownership in ClearWave translates into an additional 470,000 proportionate subscribers;

   - TIW has completed a private placement of US$ 66.7 million and amended its senior secured corporate facility to provide for extensions to December 2002.

3. Conversion of multiple voting shares

   Through the restructuring, TIW eliminated its multiple voting shares:

   - All the multiple voting shares 100% owned by Telesystem have been converted into subordinate voting shares;

- Telesystem has a 25.6% equity interest in TIW. The other principal shareholders of TIW are Capital Communications with 13.0%, an affiliate of Hutchison Whampoa Limited with 15.5%, and affiliates of J.P. Morgan Partners LLC with 23.3% of equity. Capital Communications, the affiliate of Hutchison Whampoa Limited and affiliates of J.P. Morgan Partners LLC hold their equity interest in the form of subordinate voting shares and of special warrants. The special warrants are convertible into subordinate voting shares or non-voting preferred shares convertible into common equity.

In conjunction with the execution of its recapitalization plan and in order to protect the value of its other assets, TIW decided on July 27, 2001, to discontinue its financial support to its 80% subsidiary, Dolphin Telecom plc ("Dolphin"). Dolphin had long-term debt of US$ 750 million at June 30, 2001 and had incurred operating losses before depreciation and amortization of US$ 207 million for the last twelve months prior to discontinuation. TIW's financial situation and results of operations are no longer impacted by those of Dolphin.

TIW's share capital and warrants

	Number	Exercise price
Shares outstanding [1]	502.2 million	N/A
September 30, 2002 warrants	3.7 million	CDN$ 1.61
September 30, 2002 warrants	15 million	US$ 1.00
March 31, 2003 warrants	8.5 million	CDN$ 1.59
March 31, 2003 warrants	4.8 million	US$ 1.00
March 31, 2003 warrants	2.5 million	CDN$ 1.61
Total shares and warrants	536.7 million	N/A

[1] Consisting of subordinate voting shares and special warrants.

TIW

TIW's Balance sheet

As a result of the recapitalization, TIW's debt at the corporate level consists principally of US$ 202 million in 14% senior guaranteed notes due December 2003 and of US$ 75 million in the form of a senior secured corporate credit facility.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a global mobile communications operator with 4.9 million subscribers worldwide. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

- 30 -

FOR INFORMATION:

MARK BOUTET
Vice-President, Communications
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

SOURCE:

ANDRÉ GAUTHIER
Vice-President Chief Financial Officer
Telesystem International Wireless Inc.
☎ (514) 673-8493
agauthier@tiw.ca

Our web site address is: www.tiw.ca

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

Margriet Zwarts

Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: March 6, 2002

63048034.29